FORM 51-102F3 - MATERIAL CHANGE REPORT

1. Name and Address of Company

Loncor Gold Inc.

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario

M5X 1E3

2. Date of Material Change

July 12, 2021.

3. News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through GlobeNewswire on July 12, 2021.

4. Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5. Full Description of Material Change

5.1 Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Arnold T. Kondrat (Chief Executive Officer) - (416) 366-7300.

9. Date of Report

July 16, 2021.

Schedule “A”

Press Release

Latest Holes Drilled at Loncor's Adumbi Deposit Intersect Further Significant

Widths and Grades

  Results include 25.77 metres grading 6.24 g/t gold (including 9.29 metres grading 9.68 g/t gold and 5.50 metres grading 9.75 g/t gold), 17.15 metres grading 1.90 g/t gold and 13.45 metres grading 3.63 g/t gold

Toronto, Canada - July 12, 2021 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO51") is pleased to announce further significant assay results from its drilling program within its 84.68%-owned Imbo Project in the eastern part of the Ngayu greenstone belt in the Democratic Republic of the Congo.  Borehole LADD017 drilled at its flagship Adumbi deposit, intersected 25.77 metres grading 6.24 grammes per tonne (g/t) gold (including 9.29 metres grading 9.68 g/t Au and 5.50 metres grading 9.75 g/t gold) while borehole LADD012 intersected 13.45 metres grading 3.63 g/t gold and borehole LADD014 intersected 11.80 metres grading 2.97 g/t gold (see Figures 1, 2, 3 and 4 below).

Mineralized sections for boreholes LADD012, LADD014 and LADD017 are summarised in the table below:

Borehole Number	From (m)	To (m)	Intersected Width (m)	Grade (g/t) Au
LADD012	784.35	797.80	13.45	3.63
LADD012 including	784.35	786.35	2.00	9.56
LADD012	806.30	810.35	4.05	4.73

LADD014	670.00	681.80	11.80	2.97
LADD014 including	670.00	673.53	3.53	6.44

LADD017	45.55	62.70	17.15	1.90
LADD017	92.68	118.45	25.77	6.24
LADD017 including	100.76	110.05	9.29	9.68
LADD017 including	112.95	118.45	5.50	9.75

Note: It is estimated that the true widths of the mineralised sections for core holes LADD012,  LADD014 and LADD017 are, respectively, 86%, 78% and 71% of the intersected widths in the above table.

Regular measurements of inclination and azimuth were taken at 30 metre intervals down the hole and all the core was orientated.  All intercepted grades are uncut with maximum internal dilution equal to or less than 4 metres of intersected width.

Commenting on these latest drilling results, Loncor President Peter Cowley said: "Borehole LADD017 was the first of the infill holes to upgrade the mineral resources within the shallower part of the open pit shell and gold grades were better than the previously drilled surrounding holes.  Boreholes LADD012 and LADD014 were drilled on the southeast edge of the mineralization and as expected, thickness of the banded ironstone package as well as grades were less than in the central part of the Adumbi deposit.  This further indicates a shallower northwest plunge to the mineralization.  Our current drilling focus is to upgrade some of the shallower, inferred resource within the US$1,500 pit shell into the indicated category and to outline underground resources at depth below the 3.15 million ounce inferred resource pit shell.  In this regard, the deepest hole at Adumbi, LADD016 was recently completed after intersecting a wide zone of the mineralized BIF package and is now being submitted to the independent laboratory for gold analysis."

The gold mineralization at Adumbi is associated with a thick package (up to a maximum of 130 metres) of interbedded banded ironstone formation (BIF) and quartz carbonate and chlorite schist with higher grade sections being found in a strongly altered siliceous unit termed "Replaced Rock" (RP) where structural deformation and alteration has completely destroyed the primary host lithological fabric.  Disseminated sulphide assemblages include pyrite, pyrrhotite and arsenopyrite which can attain up to 20% of the total rock in places.

Quality Control and Quality Assurance re Adumbi Deposit Drill Results

Drill cores for assaying were taken at a maximum of one-metre intervals and were cut with a diamond saw, with one-half of the core placed in sealed bags by Company geologists and sent to the Company's on-site sample preparation facility.  The core samples were then crushed down to 80% passing minus 2 mm and split with one half of the sample up to 1.5 kg pulverized down to 90% passing 75 microns.  Approximately 150 grams of the pulverized sample was then sent to the SGS Laboratory in Mwanza, Tanzania (independent of the Company).  Gold analyses were carried out on 50g aliquots by fire assay.  In addition, check assays were also carried out by the screen fire assay method to verify high-grade sample assays obtained initially by fire assay.  As part of the Company's QA/QC procedures, internationally recognized standards, blanks and duplicates were inserted into the sample batches prior to submitting to SGS Laboratory.

Qualified Person

Peter N. Cowley, who is President of Loncor and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this press release.

Figure 1:  Adumbi Deposit Longitudinal Section Looking Northeast with Drill Hole Grade (g/t) x True Thickness (Metre) Product Contours

Figure 2:  Geological Interpretation Surface Plan of the Adumbi Deposit

Figure 3:  Geological Cross Section A-B

Figure 4:  Geological Cross Section C-D Highlighting Improved Grades of LADD0017 Infill Hole

Technical Reports

Additional information with respect to the Company's Imbo Project (which includes the Adumbi deposit) is contained in the technical report of Minecon Resources and Services Limited dated April 27, 2021 and entitled "Updated Resource Statement and Independent National Instrument 43-101 Technical Report, Imbo Project, Ituri Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 3.466 million ounces of gold (42.996 million tonnes grading 2.51 g/t Au), with 84.68% of this resource being attributable to Loncor.  Loncor is currently carrying out a drilling program at the Adumbi deposit with the objective of outlining additional mineral resources.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drill results at the Adumbi deposit, mineral resource estimates, adding to and upgrading mineral resources at Adumbi, potential mineralization, potential gold discoveries, drill targets, exploration results, and future exploration and development) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, the possibility that drilling programs will be delayed, activities of the Company may be adversely impacted by the continued spread of the widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated March 31, 2021 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:

Arnold Kondrat, CEO, Tel: (416) 366-7300

Peter Cowley, President, +44 7904 540 856

John Barker, VP of Business Development, +44 7547 159 521